SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COLUMBIA PROPERTY TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

198287 203

(CUSIP Number of Class of Securities)

E. Nelson Mills

President and Chief Executive Officer

Columbia Property Trust, Inc.

One Glenlake Parkway, Suite 1200

Atlanta, Georgia 30328

Telephone: (404) 465-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies of all communications, including communications sent to agent for service, should be sent to:

Gilbert G. Menna, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800	Robert H. Bergdolt, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$300,000,000	$38,640

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $300,000,000 in value of common stock, par value $0.01 per share, of Columbia Property Trust, Inc.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2014, equals $128.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38,640	Filing Party	Columbia Property Trust, Inc.
Form or Registration No:	005-85183	Date Filed	October 10, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Columbia Property Trust, Inc., a Maryland corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 10, 2013 and amended by Amendment No. 1 on October 25, 2013, Amendment No. 2 on November 5, 2013 and Amendment No. 3 on November 11, 2013 (as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $300,000,000 in value of its common stock, par value $0.01 per share (the “Common Stock”), at a price specified by the tendering stockholders of not greater than $25.00 nor less than $22.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 4 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 4 by reference.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On November 18, 2013, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 p.m., New York City time, on November 8, 2013. A copy of such press release is filed as Exhibit (a)(5)(G) to this Amendment No. 4 and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit list:

(a)(5)(G)	Press Release issued by Columbia Property Trust, Inc. on November 18, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 18, 2013 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLUMBIA PROPERTY TRUST, INC.

By:	/s/ E. Nelson Mills
Name:	E. Nelson Mills
Title:	President and Chief Executive Officer

Date: November 18, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated October 10, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 10, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 10, 2013.

(a)(1)(F)*	Summary Advertisement, dated October 10, 2013.

(a)(5)(A)*	Press Release issued by Columbia Property Trust, Inc. on October 10, 2013.

(a)(5)(B)	Investor Presentation dated September 30, 2013 (previously furnished as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2013 and incorporated herein by reference).

(a)(5)(C)	Supplemental financial information for the quarter ended June 30, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2013 and incorporated herein by reference).

(a)(5)(D)	Press Release issued by Columbia Property Trust, Inc. on November 5, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2013 and incorporated herein by reference).

(a)(5)(E)	Supplemental Information for the quarter ended September 30, 2013 (previously furnished as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2013 and incorporated herein by reference).

(a)(5)(F)	Press Release issued by Columbia Property Trust, Inc. on November 11, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 11, 2013 and incorporated herein by reference).

(a)(5)(G)	Press Release issued by Columbia Property Trust, Inc. on November 18, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 18, 2013 and incorporated herein by reference).

(b)(1)*	Amended and Restated Credit Agreement dated as of August 21, 2013 by and among Columbia Property Trust Operating Partnership, L.P. as Borrower, J.P. Morgan Securities Inc. and PNC Capital Markets LLC as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. as Administrative Agent, PNC Bank, National Association as Syndication Agent and Regions Bank, U.S. Bank National Association and BMO Capital Market Financing, Inc. as Documentation Agents.

(d)(1)	2013 Long-Term Incentive Plan (included as Exhibit A to the Company’s Definitive Proxy Statement in Schedule 14A filed with the SEC on April 25, 2013 and incorporated herein by reference).

(d)(2)	Third Amended and Restated Distribution Reinvestment Plan (included as Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2013 and incorporated herein by reference).

(d)(3)	Sixth Amended and Restated Share Redemption Program (included as Exhibit 99.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2013 and incorporated herein by reference).

(d)(4)	Executive Employment Agreement by and between Columbia Property Trust, Inc. and E. Nelson Mills, dated as of August 6, 2013 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2013 and incorporated herein by reference).

(d)(5)	Executive Employment Agreement by and between Columbia Property Trust, Inc. and James A. Fleming, dated as of August 6, 2013 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2013 and incorporated herein by reference).

(h)	None.

*	Previously filed.

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